Exhibit 1.1

WISeKey Shareholders Approved All Agenda Items of the 2022 Annual General Meeting

Zug, Switzerland, June 24, 2022 – Ad-Hoc announcement pursuant to Art. 53 of SIX Listing Rules – WISeKey International Holding Ltd. (“WISeKey” or the “Company”) (SIX: WIHN, NASDAQ: WKEY), a leading global cybersecurity and IoT company, announced today that its shareholders approved all items on the agenda of WISeKey's 2022 Annual General Meeting held on June 24, 2022. Among other things, the shareholders re-elected Carlos Moreira, Peter Ward, David Fergusson, Jean-Philippe Ladisa and Eric Pellaton as members of the Board of Directors, and elected María Pía Aqueveque Jabbaz and Cristina Dolan as new members of the Board of Directors. Shareholders also re-elected Carlos Moreira as Chairman of the Board, and David Fergusson and Eric Pellaton were re-elected as members of the Nomination and Compensation Committee, and Cristina Dolan was elected as its new third member.

In addition, the shareholders approved an extension in time, and increase, of the authorized share capital and an increase of the conditional share capital.

Shareholders of WISeKey approved all other proposals submitted by the Board including the following:

•	The 2021 Annual Report and the 2021 audited consolidated and statutory financial statements of the Company;

•	The discharge of all members of the Board of Directors and the Executive Management from liability for their activities during fiscal year 2021;

•	The advisory vote on the Company's 2021 compensation report;

•	Board of Directors and Executive Management’s total compensation, for the period until the 2023 AGM and fiscal year 2023, respectively; and

•	Re-election of BDO SA as the Company's audit firm for a further one-year term.

Carlos Moreira, Chairman of the Board, stated, “I would like to thank our valued shareholders for their continued trust, support and the confidence they have placed in us. I would also like to thank all members of our Board for their commitment and dedication to WISeKey.”

A presentation by Mr. Moreira in relation to the 2022 Annual General Meeting is available on WISeKey’s website at https://www.wisekey.com/company/investors/.

Financial Calendar:

The 2022 Interim Report will be published by September 30, 2022.

About WISeKey

WISeKey (NASDAQ: WKEY; SIX Swiss Exchange: WIHN) is a leading global cybersecurity company currently deploying large scale digital identity ecosystems for people and objects using Blockchain, AI and IoT respecting the Human as the Fulcrum of the Internet. WISeKey microprocessors secure the pervasive computing shaping today’s Internet of Everything. WISeKey IoT has an install base of over 1.6 billion microchips in virtually all IoT sectors (connected cars, smart cities, drones, agricultural sensors, anti-counterfeiting, smart lighting, servers, computers, mobile phones, crypto tokens etc.).  WISeKey is uniquely positioned to be at the edge of IoT as our semiconductors produce a huge amount of Big Data that, when analyzed with Artificial Intelligence (AI), can help industrial applications to predict the failure of their equipment before it happens.

Our technology is Trusted by the OISTE/WISeKey’s Swiss based cryptographic Root of Trust (“RoT”) provides secure authentication and identification, in both physical and virtual environments, for the Internet of Things, Blockchain and Artificial Intelligence. The WISeKey RoT serves as a common trust anchor to ensure the integrity of online transactions among objects and between objects and people. For more information, visit www.wisekey.com.

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com

Disclaimer:
This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FInSa's predecessor legislation or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.